SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Laura Hatch

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc. – Form 10-K for Fiscal Year Ended December 31, 2013

Dear Ms. Hatch:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company during a conversation held on April 16, 2014, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

1.	With respect to the Company’s Consolidated Statements of Assets and Liabilities located on page 106 of the Form 10-K, please disclose as a separate item under “Liabilities” any amounts payable to a trustee.

Response: The Company confirms that at fiscal years ended December 31, 2013 and December 31, 2012, there were no amounts payable to a trustee. If, at the end of future fiscal quarters or fiscal years, there are amounts payable to a trustee, the Company undertakes to provide appropriate disclosure in response to the Staff’s comment.

2.	Under the Company’s Consolidated Statements of Operations on page 108 of the Form 10-K, general and administrative expenses appear to account for approximately 12.8% of the Company’s operating expenses. Please separately disclose any amounts within general and administrative expenses that account for 5.00% or more of the Company’s operating expenses.

Response: The Company hereby confirms that there no expenses that accounted for 5% or more of the Company’s operating expenses for the fiscal year ended December 31, 2013 or for the quarter ended March 31, 2014 and, as a result, no change was made to the Consolidated Statements of Operations in response to this comment in the Company’s most recently filed Form 10-Q for the quarter ended March 31, 2014. The Company hereby undertakes to revise its disclosure accordingly, to the extent applicable, in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

3.	Within the Company’s Consolidated Statements of Changes in Net Assets on page 109 of the Form 10-K, please disclose separately, the Company’s net investment income, net realized gains and return on capital, to the extent applicable.

Response: The Company determined that such disclosure was not applicable with respect to its Form 10-Q for the quarter ended March 31, 2014 because the Company’s net investment income and net realized gains were separately disclosed and there was no return on capital. All dividends and distributions to stockholders were from ordinary income. The Company undertakes to provide the requested disclosure, to the extent applicable, in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

4.	Under “Supplemental Disclosures” of the Company’s Consolidated Statements of Cash Flows on page 110 of the Form 10-K, please disclose all non-cash items, including payment-in-kind income (“PIK”), and financing activities.

Response: The Company has made the requested change to the Consolidated Statements of Cash Flows in its Form 10-Q for the quarter ended March 31, 2014. The Company also hereby undertakes to continue to include this disclosure in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, to the extent applicable.

5.	The Staff notes that over 25% of the Company’s holdings on its schedule of investments are valued at cost. Please explain why the Company holds these investments at cost and how this is consistent with fair value as defined in Accounting Standards Codification 820 (previously referred to as FASB 820).

Response: In accordance with ASC 820 and following the Company’s quarterly review process for both credit and fair value analysis, the Company historically has concluded that the fair value of a portion of its portfolio approximates cost.

As part of the Company’s quarterly review process for both credit and fair value analysis, the Company documents its valuation process in a Quarterly Report Memorandum, or QRM. The QRM serves as the foundation for loan monitoring, tracking and periodic assessment of fair value. In addition to the QRM process, the Company applies a procedure that assumes a sale of the investment in a hypothetical market to a hypothetical market participant where buyers and sellers are willing participants. The hypothetical market does not include scenarios where the underlying security was simply repaid or extinguished, but includes an exit concept.

The hypothetical market establishes a baseline yield of what a comparable debt instrument potentially may be sold for as of the measurement date in the open market. It is created to determine what the effective yield used in determining the fair value of the debt securities should be as of the measurement date. Within each industry, management identifies the population of the Company’s debt investments made on average six months prior to quarter end as the hypothetical market comparable reference group. Barring any substantial changes in the market environment, management determined that this time period represents current market conditions and the fair value of these investments approximates cost if there has been no material change to the portfolio company’s performance and expectations relative to when the Company underwrote the debt investment. Note a tighter time period (3 months) may not provide a sufficient number of transactions to establish a baseline yield. Likewise, a greater time period (greater than 6 months) could incorporate transactions which may represent stale market conditions as of the measurement date. The Company assesses the reasonableness of this time period on an annual basis. Additionally, in certain cases debt investments that are nearing maturity and maintain a credit rating which is representative of the portfolio company performing per operational and financial plans the Company underwrote to at origination may be carried at amortized cost.

As of March 31, 2014, approximately 28.4% of the Company’s debt portfolio was made within the past six months and created the hypothetical market and approximately 9.6% of the Company’s debt portfolio was nearing maturity and due to the short remaining term to maturity of these debt investments, fair value approximates amortized cost due to the minimal remaining yield in the form of interest or fee income. The remaining debt investments are subject to the yield analysis whereby fair market value is derived by application of a yield adjustment established by the hypothetical market analysis described above or an appropriate alternative fair market value method as described below.

Finally, the Company respectfully refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments – Debt Investments” in the Company’s Annual Report on Form 10-K, as well as in its Registration Statement on Form N-2, where the Company explains it valuation policies and procedures, which provides that:

Debt Investments

We follow the guidance set forth in ASC 820 which establishes a framework for measuring the fair value of assets and liabilities and outlines a fair value hierarchy which prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings. Our debt securities are primarily invested in venture capital-backed companies in technology-related markets, including technology, biotechnology, life science and energy and renewables technology industries. Given the nature of lending to these types of businesses, the Company’s investments in these portfolio companies are considered Level 3 assets under ASC 820 because there is no known or accessible market or market indexes for debt investments for these investment securities to be traded or exchanged.

In making a good faith determination of the value of our investments, we generally start with the cost basis of the investment, which includes the value attributed to the OID, if any, and PIK interest or other receivables which have been accrued to principal as earned. We then apply the valuation methods as set forth below.

We apply a procedure that assumes a sale of investment in a hypothetical market to a hypothetical market participant where buyers and sellers are willing participants. The hypothetical market does not include scenarios where the underlying security was simply repaid or extinguished, but includes an exit concept. Under this process, we also evaluate the collateral for recoverability of the debt investments as well as apply all of its historical fair value analysis. We use pricing on recently issued comparable debt securities to determine the baseline hypothetical market yields as of the measurement date. We consider each portfolio company’s credit rating, security liens and other characteristics of the investment to adjust the baseline yield to derive a hypothetical yield for each investment as of the measurement date. The anticipated future cash flows from each investment are then discounted at the hypothetical yield to estimate each investment’s fair value as of the measurement date.

Our process includes, among other things, the underlying investment performance, the current portfolio company’s financial condition and market changing events that impact valuation, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. We value our syndicated loans using broker quotes and bond indices amongst other factors. If there is a significant deterioration of the credit quality of a debt investment, we may consider other factors to estimate fair value, including the proceeds that would be received in a liquidation analysis.

We record unrealized depreciation on investments when we believe that an investment has decreased in value, including where collection of a loan is doubtful or if under the in exchange premise when the value of a debt security were to be less than amortized cost of the investment. Conversely, where appropriate, we record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value and, therefore, that our investment has also appreciated in value or if under the in exchange premise the value of a debt security were to greater than amortized cost.

When originating a debt instrument, we generally receive warrants or other equity-related securities from the borrower. We determine the cost basis of the warrants or other equity-related securities received based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants or other equity-related securities received. Any resulting discount on the loan from recordation of the warrant or other equity instruments is accreted into interest income over the life of the loan.

Equity-Related Securities and Warrants

In accordance with the 1940 Act, unrestricted publicly traded securities for which market quotations are readily available are valued at the closing market quote on the measurement date.

At each reporting date, privately held warrant and equity related securities are valued based on an analysis of various factors including, but not limited to, the portfolio company’s operating performance and financial condition and general market conditions, price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks. When an external event occurs, such as a purchase transaction, public offering, or subsequent equity sale, the pricing indicated by that external event is utilized to corroborate our valuation of the warrant and equity related securities. We periodically review the valuation of our portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement date. We estimate the fair value of warrants using a Black Scholes pricing model.

6.	The Staff notes that footnote 7 to the Company’s Consolidated Schedule of Investments located on Page 125 of the Form 10-K indicates there may be controlled investments; however, footnote 7 is not linked to any portfolio investment in the Consolidated Schedule of Investments. Please confirm whether or not there are any controlled investments. If controlled investments exist, please designate them as such using footnote 7.

7.	Response: The Company confirms that as of fiscal year ended December 31, 2013, it did not have any controlled investments. To the extent it does have controlled investments at the end of future fiscal quarters and/or fiscal years, it undertakes to revise the disclosure in its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, accordingly.

8.	The Staff notes that under “2. Payment-in-Kind and End of Term Income” of the Notes to Company’s Consolidated Financial Statements located on page 157 of the Form 10-K, the Company discusses PIK and end of term income. If the Company receives PIK and/or end of term income with respect to any of its portfolio investments listed in the Company’s Consolidated Schedule of Investments, please designate such portfolio investments accordingly.

Response: The Company identified portfolio investments with respect to which the Company receives PIK and end of term income in its Consolidated Schedule of Investments in its Form 10-Q for the quarter ended March 31, 2014. The Company also hereby undertakes to continue to include this disclosure in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, to the extent applicable.

9.	Under “9. Financial Highlights” of the Notes to the Company’s Consolidated Financial Statements located on page 174 of the Form 10-K, please disclose separately net investment income, net realized gains and return on capital, to the extent applicable, as dividends and distributions to stockholders.

Response: The Company determined that such disclosure was not applicable with respect to its Form 10-Q for the quarter ended March 31, 2014 because the Company’s net investment income and net realized gains were separately disclosed and there was no return on capital. All dividends and distributions to stockholders were from ordinary income. The Company undertakes to provide the requested disclosure, to the extent applicable, in future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0281.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus